SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2025 SECOND QUARTER RESULTS[1]

“The strength of our brands and the consistent execution of our strategy drove high-single-digit Normalized EBITDA growth with margin expansion.” – Carlos Lisboa, CEO

Total Volume (organic)	Net Revenue (organic)

-4.5% vs LY	+3.4% vs LY

Consolidated volumes declined by -4.5% in 2Q25, affected mostly by soft industries. Volume performance was driven by Brazil (-6.5%, with -8.9% in Beer and 0.2% in NAB) and Central America and the Caribbean (“CAC”) (-4.4%) partially offset by Latin America South (“LAS”) and Canada where volumes grew 2.9%, and 0.8%, respectively.

Top line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 8.4%. Net revenue grew in LAS[2] (+23.3%), Brazil NAB (+6.7%) and Canada (+2.9%) while declining in Brazil Beer (-3.5%) and CAC (-1.3%) affected by volume performance.

Normalized EBITDA (organic)	Normalized Profit

7.6% vs LY	R$ 2,832.7 million

Normalized EBITDA grew by 7.6% with all our reporting segments delivering EBITDA growth. Gross margin was flat and Normalized EBITDA margin expanded by 110 bps to 30.6%, supported by effective revenue management and cost initiatives.

Normalized Profit increased by 15.2% compared to R$ 2,459.1 million in 2Q24, driven by EBITDA growth and lower income tax expenses which were partially offset by higher net financial results.

Cash flow from operating activities	Capital Allocation

R$ 3,050.0 million	R$ 2,000.0 million intermediary dividends

Cash flow from operating activities declined 9.2% when compared to R$ 3,358.1 million in 2Q24, mainly due to lower payables given the volumes decline.	On July 30th, 2025, the Board of Directors approved the distribution of intermediary dividends to be paid in October.

[1] The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the six-month period ended June 30, 2025, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

[2] The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 14). For HY25, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year). Corresponding adjustments were made to all income statement related items in the organic growth calculations through scope changes. Further details on the cap methodology are available at page 15.

ambev.com.br	Press Release – July 31, 2025

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MANAGEMENT COMMENTS

Our business delivered solid financial results in HY25. Top-line growth continued and Normalized EBITDA increased by double-digits with margin expansion. The underlying demand for our brands remained resilient as we made strategic decisions in revenue management, positioning us well for the second semester.

In the first half of the year, our performance reflects the further strengthening of our brands with top-line growing 5.1%, supported by our revenue management strategy and ongoing premiumization. Gross margin expanded 80 bps and Normalized EBITDA grew double-digits, with 160 bps of margin expansion while Normalized EPS increased by 6.5%. Cash flow from operating activities also remained resilient, growing by 4.4%.

In Q2, the disciplined execution of our growth strategy centered on stronger revenue management and efficient resource allocation position us well for the future. Despite facing softer industries, mainly driven by unfavorable weather conditions across key markets, our top line remained resilient, growing by 3.4% and NR/hl increasing by 8.4%. Normalized EBITDA grew by high-single digits, with margin expansion of 110 bps.

•	Lead and grow the category

This quarter reinforced our confidence in the strength and relevance of our brands. Brand equity continued to grow across key markets and supported the strategic revenue management choices we made as category leaders, once the resilience of our brands helped offset the impact of these decisions on market share across our footprint.

Our strategic priorities continued to deliver results in several fronts. Premium and super premium brands volumes increased by low-teens, growing in 7 of our top 10 markets. Our balanced choices portfolio, led by no-low beers, continued to outperform with low-twenties volume growth. As for the core segment, volume declined due to the segment’s higher sensitivity to industry softness and our revenue management choices. We continued investing in our brand activations across megaplatforms such as the FIFA Club World Cup and Roland-Garros, further strengthening the equity of our megabrands, which grew in most of our top 10 markets.

•	Digitize and monetize our ecosystem

Our digital transformation continues to play a key role in expanding our addressable market and enhancing our core business through better services to customers and consumers. While consolidated BEES Marketplace GMV continued to grow by nineties, BEES also enables deeper customer engagement, allowing for a more effective execution of our strategy, and leading to a better distribution, as a result, in Brazil, SKUs per POC increased by 3.4% compared to last year.

Regarding DTC, Zé Delivery continued supporting top-line and deeper consumer connections. In 2Q25, GMV grew by 7% vs LY driven by an 11% increase in Average Order Value (AOV), as consumers increasingly chose a broader and more premium product assortment. Zé Delivery has become a key platform for connecting with beer enthusiasts and serves as a valuable source of consumer insights. Through consumption insights and surveys, we can identify some purchase and consumption barriers and address them with our current and new portfolio, for example, within the balance choices brands, non-alcoholic beers grew 55% and Stella Pure Gold grew over 150% in the platform.

ambev.com.br	Press Release – July 31, 2025

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•	Optimize our business

Cash COGS/hl increased by 8.9% in the quarter, primarily driven by FX and commodity headwinds, particularly aluminum, while we continued seeking efficiency gains across multiple fronts. Cash SG&A decreased by 0.2%, reflecting disciplined expenses management and lower distribution and administrative costs, amid volume decline. Normalized EBITDA increased by 7.6%, with 110 bps of margin expansion to 30.6%. Normalized EPS increased by 15.7% in the quarter, driven by EBITDA growth and a lower effective tax rate of 18.4% which more than offset the increase in net financial expenses. As for our cash flow generation, our cash flow from operating activities declined 9.2% vs. LY, primarily reflecting working capital impacts from lower volumes in the quarter.

We are encouraged by our performance in the first half of the year and we are confident that we are on the right track to deliver another year of growth with value creation. As a result of our continued strong cash flow generation, on July 30th, our Board of Directors approved the distribution of intermediary dividends of about R$ 2 billion to be paid in October. Our revenue management choices and financial discipline position us well to manage the anticipated FX and commodity headwinds in the second half of the year. At the same time, we will continue to balance the progress on the 3 pillars of our strategy, strengthening our brands as leaders of the category, accelerating our digitization and focusing on disciplined revenue and cost management.

Financial highlights - Ambev consolidated
R$ million	2Q24	2Q25	% As Reported	% Organic	HY24	HY25	% As Reported	% Organic
Volume ('000 hl)	41,454.0	39,569.3	-4.5%	-4.5%	86,442.3	84,887.0	-1.8%	-1.8%
Net revenue	20,044.2	20,090.2	0.2%	3.4%	40,320.5	42,587.6	5.6%	5.1%
Gross profit	9,984.2	10,044.1	0.6%	3.5%	20,201.5	21,595.7	6.9%	6.7%
% Gross margin	49.8%	50.0%	20 bps	0 bps	50.1%	50.7%	60 bps	80 bps
Normalized EBITDA	5,811.0	6,152.7	5.9%	7.6%	12,345.8	13,597.4	10.1%	10.3%
% Normalized EBITDA margin	29.0%	30.6%	160 bps	110 bps	30.6%	31.9%	130 bps	160 bps

Profit	2,451.9	2,790.6	13.8%		6,256.1	6,595.2	5.4%
Normalized profit	2,459.1	2,832.7	15.2%		6,276.3	6,652.9	6.0%
EPS (R$/shares)	0.15	0.17	14.3%		0.39	0.41	5.9%
Normalized EPS (R$/shares)	0.15	0.18	15.7%		0.39	0.41	6.5%

ambev.com.br	Press Release – July 31, 2025

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KEY MARKETS PERFORMANCES

Brazil Beer: Top line declined by 3.5% impacted by volume. Disciplined revenue and cost management drove low-single digit bottom line growth with margin expansion.

•	Operating performance: Industry softness was the main driver of our volume performance. Colder temperatures negatively affected key consumption occasions, particularly in South and Southeast regions, which account for nearly 60% of the industry demand. June was the most affected month, representing over 60% of the quarter’s volume decline. NR/hl excluding marketplace grew 6.2% driven by revenue management and positive brand mix. Cash COGS/hl excluding marketplace increased by 6.7% driven by FX and commodities prices headwinds, partially offset by our cost efficiency initiatives, while Cash SG&A declined by 6.5% led by distribution and administrative expenses. Normalized EBITDA increased by 2.7%, with gross and Normalized EBITDA margins expanding by 50 bps and 190 bps, respectively.

In HY25, net revenue was flat (volumes -4.0% and NR/hl +4.1%), and Normalized EBITDA grew by 7.0%, with gross margin expansion of 160 bps, and Normalized EBITDA margin expansion of 230 bps.

•	Commercial highlights: We made strategic choices in revenue management this quarter that position us well to manage the anticipated cost headwinds in 2H25. This resulted in a market share headwind of low-single digit based on our current estimates, aligned with Nielsen sell out data, mainly driven by the mainstream segment while being partially mitigated by the strength of our brands and the performance of our premium portfolio. Our premium and super premium brands grew by mid-teens, led by Corona, Original and Stella Artois gaining share in the segment according to our estimates. Within the Balanced Choices portfolio, non-alcoholic beer volumes grew mid-teens, as we maintained leadership in the segment. Stella Pure Gold volumes more than doubled and now represents nearly 30% of Stella Artois volumes while Michelob Ultra grew in the sixties. As for our digital initiatives, BEES Marketplace GMV more than doubled driven by the 3P expansion. And Zé Delivery continued expanding Monthly Active Users by +3% and GMV +7%.
Brazil Beer[3]
R$ million	2Q24	Scope	Currency Translation	Organic Growth	2Q25	% As Reported	% Organic
Volume ('000 hl)	22,003.7	-		(1,961.3)	20,042.3	-8.9%	-8.9%
Net revenue	9,311.4	-	-	(321.8)	8,989.6	-3.5%	-3.5%
Net revenue/hl (R$)	423.2	-	-	25.4	448.5	6.0%	6.0%
COGS	(4,615.2)	-	-	201.7	(4,413.5)	-4.4%	-4.4%
COGS/hl (R$)	(209.7)	-	-	(10.5)	(220.2)	5.0%	5.0%
COGS excl. deprec. & amort.	(4,108.0)	-	-	153.9	(3,954.1)	-3.7%	-3.7%
COGS/hl excl. deprec. & amort. (R$)	(186.7)	-	-	(10.6)	(197.3)	5.7%	5.7%
Gross profit	4,696.3	-	-	(120.1)	4,576.1	-2.6%	-2.6%
% Gross margin	50.4%				50.9%	50 bps	50 bps
SG&A excl. deprec. & amort.	(2,808.9)	-	-	182.2	(2,626.7)	-6.5%	-6.5%
SG&A deprec. & amort.	(461.0)	-	-	(3.1)	(464.1)	0.7%	0.7%
SG&A total	(3,269.9)	-	-	179.1	(3,090.8)	-5.5%	-5.5%
Other operating income/(expenses)	422.4	(22.1)	-	59.5	459.8	8.9%	15.4%
Normalized Operating Profit	1,848.8	(22.1)	-	118.4	1,945.1	5.2%	6.5%
% Normalized Operating margin	19.9%	0.0%		0.0%	21.6%	170 bps	200 bps
Normalized EBITDA	2,817.0	(22.1)	-	73.8	2,868.7	1.8%	2.7%
% Normalized EBITDA margin	30.3%				31.9%	160 bps	190 bps

Brazil Beer
R$ million	HY24	Scope	Currency Translation	Organic Growth	HY25	% As Reported	% Organic
Volume ('000 hl)	44,991.0	-		(1,790.0)	43,201.0	-4.0%	-4.0%
Net revenue	18,998.9	-	-	(8.6)	18,990.4	0.0%	0.0%
Net revenue/hl (R$)	422.3	-	-	17.3	439.6	4.1%	4.1%
COGS	(9,427.6)	-	-	306.8	(9,120.8)	-3.3%	-3.3%
COGS/hl (R$)	(209.5)	-	-	(1.6)	(211.1)	0.8%	0.8%
COGS excl. deprec. & amort.	(8,460.6)	-	-	264.7	(8,195.9)	-3.1%	-3.1%
COGS/hl excl. deprec. & amort. (R$)	(188.1)	-	-	(1.7)	(189.7)	0.9%	0.9%
Gross profit	9,571.3	-	-	298.3	9,869.6	3.1%	3.1%
% Gross margin	50.4%				52.0%	160 bps	160 bps
SG&A excl. deprec. & amort.	(5,363.5)	-	-	149.0	(5,214.5)	-2.8%	-2.8%
SG&A deprec. & amort.	(906.5)	-	-	(22.4)	(928.9)	2.5%	2.5%
SG&A total	(6,270.0)	-	-	126.7	(6,143.3)	-2.0%	-2.0%
Other operating income/(expenses)	897.5	5.4	-	17.8	920.6	2.6%	2.1%
Normalized Operating Profit	4,198.8	5.4	-	442.8	4,646.9	10.7%	10.7%
% Normalized Operating margin	22.1%			0.0%	24.5%	240 bps	230 bps
Normalized EBITDA	6,072.3	5.4	-	423.0	6,500.7	7.1%	7.0%
% Normalized EBITDA margin	32.0%				34.2%	220 bps	230 bps

[3] In 2Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 433.1 (6.2% organic growth) and R$ (184.4) (6.7% organic growth), respectively. In HY25 net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 426.1 (4.2% organic growth) and R$ (178.5) (1.3% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – July 31, 2025

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Brazil NAB: Top line grew 6.7% driven by the execution of our revenue management strategy, outperforming a soft industry with continued improvement in brand equity.

•	Operating performance: Our brands proved resilient as we delivered slight growth in volumes (+0.2%) amid a soft industry, given adverse weather conditions. The month of June, in particular, was the most impacted by weather with volumes declining mid-teens. Overall volume performance was supported by the continued momentum of our non-sugar brands. Net revenue grew by 6.7%, with NR/hl up 6.5%, reflecting our revenue management initiatives and a favorable brand mix. On the cost side, Cash COGS/hl increased by 14.8% on the back of higher FX and commodity prices, mainly packaging items, and brand mix, while Cash SG&A rose by 2.5% despite lower administrative and S&M expenses. Normalized EBITDA increased by 0.9%, with gross and Normalized EBITDA margins declining by 360 bps and 150 bps, respectively.

In HY25, net revenue grew by 9.1% (volumes +1.8% and NR/hl +7.2%), and Normalized EBITDA was up 4.9%, with gross margin and Normalized EBITDA margin contracting 220 bps and 110 bps, respectively.

•	Commercial highlights: We outperformed the carbonated soft drinks industry in the quarter, according to our estimates. This performance was led by Guaraná Antarctica Zero and Pepsi Black, which delivered volume growth by high-thirties and mid-fifties, respectively, reinforcing the strength of our portfolio in the no-sugar category.
Brazil NAB[4]
R$ million	2Q24	Scope	Currency Translation	Organic Growth	2Q25	% As Reported	% Organic
Volume ('000 hl)	7,947.7	-		14.7	7,962.4	0.2%	0.2%
Net revenue	1,904.1	-	-	127.1	2,031.2	6.7%	6.7%
Net revenue/hl (R$)	239.6	-	-	15.5	255.1	6.5%	6.5%
COGS	(1,039.1)	-	-	(143.7)	(1,182.9)	13.8%	13.8%
COGS/hl (R$)	(130.7)	-	-	(17.8)	(148.6)	13.6%	13.6%
COGS excl. deprec. & amort.	(1,001.2)	-	-	(150.7)	(1,151.9)	15.1%	15.1%
COGS/hl excl. deprec. & amort. (R$)	(126.0)	-	-	(18.7)	(144.7)	14.8%	14.8%
Gross profit	864.9	-	-	(16.7)	848.3	-1.9%	-1.9%
% Gross margin	45.4%				41.8%	-360 bps	-360 bps
SG&A excl. deprec. & amort.	(464.0)	-	-	(11.6)	(475.6)	2.5%	2.5%
SG&A deprec. & amort.	(61.5)	-	-	(6.0)	(67.4)	9.7%	9.7%
SG&A total	(525.5)	-	-	(17.5)	(543.0)	3.3%	3.3%
Other operating income/(expenses)	94.7	(3.9)	-	39.7	130.5	37.8%	44.9%
Normalized Operating Profit	434.1	(3.9)	-	5.6	435.8	0.4%	1.3%
% Normalized Operating margin	22.8%			0.0%	21.5%	-130 bps	-120 bps
Normalized EBITDA	533.6	(3.9)	-	4.5	534.2	0.1%	0.9%
% Normalized EBITDA margin	28.0%				26.3%	-170 bps	-150 bps

Brazil NAB
R$ million	HY24	Scope	Currency Translation	Organic Growth	HY25	% As Reported	% Organic
Volume ('000 hl)	16,601.3	-		295.6	16,896.9	1.8%	1.8%
Net revenue	3,928.5	-	-	357.3	4,285.8	9.1%	9.1%
Net revenue/hl (R$)	236.6	-	-	17.0	253.6	7.2%	7.2%
COGS	(2,176.6)	-	-	(290.7)	(2,467.2)	13.4%	13.4%
COGS/hl (R$)	(131.1)	-	-	(14.9)	(146.0)	11.4%	11.4%
COGS excl. deprec. & amort.	(2,084.3)	-	-	(320.7)	(2,405.0)	15.4%	15.4%
COGS/hl excl. deprec. & amort. (R$)	(125.5)	-	-	(16.8)	(142.3)	13.4%	13.4%
Gross profit	1,752.0	-	-	66.6	1,818.5	3.8%	3.8%
% Gross margin	44.6%				42.4%	-220 bps	-220 bps
SG&A excl. deprec. & amort.	(940.8)	-	-	(28.7)	(969.5)	3.1%	3.1%
SG&A deprec. & amort.	(128.5)	-	-	(14.9)	(143.4)	11.6%	11.6%
SG&A total	(1,069.4)	-	-	(43.6)	(1,112.9)	4.1%	4.1%
Other operating income/(expenses)	208.2	1.0	-	45.8	255.0	22.5%	23.2%
Normalized Operating Profit	890.8	1.0	-	68.8	960.6	7.8%	7.8%
% Normalized Operating margin	22.7%			0.0%	22.4%	-30 bps	-30 bps
Normalized EBITDA	1,111.6	1.0	-	53.6	1,166.2	4.9%	4.9%
% Normalized EBITDA margin	28.3%				27.2%	-110 bps	-110 bps

[4]The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – July 31, 2025

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BRAZIL

Brazil[5]
R$ million	2Q24	Scope	Currency Translation	Organic Growth	2Q25	% As Reported	% Organic
Volume ('000 hl)	29,951.3	-		(1,946.6)	28,004.7	-6.5%	-6.5%
Net revenue	11,215.5	-	-	(194.7)	11,020.8	-1.7%	-1.7%
Net revenue/hl (R$)	374.5	-	-	19.1	393.5	5.1%	5.1%
COGS	(5,654.3)	-	-	57.9	(5,596.4)	-1.0%	-1.0%
COGS/hl (R$)	(188.8)	-	-	(11.1)	(199.8)	5.9%	5.9%
COGS excl. deprec. & amort.	(5,109.1)	-	-	3.2	(5,106.0)	-0.1%	-0.1%
COGS/hl excl. deprec. & amort. (R$)	(170.6)	-	-	(11.7)	(182.3)	6.9%	6.9%
Gross profit	5,561.2	-	-	(136.8)	5,424.4	-2.5%	-2.5%
% Gross margin	49.6%				49.2%	-40 bps	-40 bps
SG&A excl. deprec. & amort.	(3,272.9)	-	-	170.7	(3,102.2)	-5.2%	-5.2%
SG&A deprec. & amort.	(522.5)	-	-	(9.1)	(531.6)	1.7%	1.7%
SG&A total	(3,795.4)	-	-	161.6	(3,633.8)	-4.3%	-4.3%
Other operating income/(expenses)	517.1	(26.0)	-	99.2	590.3	14.2%	20.9%
Normalized Operating Profit	2,282.9	(26.0)	-	124.0	2,380.9	4.3%	5.5%
% Normalized Operating margin	20.4%			0.0%	21.6%	120 bps	150 bps
Normalized EBITDA	3,350.6	(26.0)	-	78.3	3,402.9	1.6%	2.4%
% Normalized EBITDA margin	29.9%				30.9%	100 bps	120 bps

Brazil
R$ million	HY24	Scope	Currency Translation	Organic Growth	HY25	% As Reported	% Organic
Volume ('000 hl)	61,592.3	-		(1,494.3)	60,098.0	-2.4%	-2.4%
Net revenue	22,927.4	-	-	348.7	23,276.1	1.5%	1.5%
Net revenue/hl (R$)	372.2	-	-	15.1	387.3	4.0%	4.0%
COGS	(11,604.2)	-	-	16.2	(11,588.0)	-0.1%	-0.1%
COGS/hl (R$)	(188.4)	-	-	(4.4)	(192.8)	2.3%	2.3%
COGS excl. deprec. & amort.	(10,544.9)	-	-	(56.0)	(10,600.8)	0.5%	0.5%
COGS/hl excl. deprec. & amort. (R$)	(171.2)	-	-	(5.2)	(176.4)	3.0%	3.0%
Gross profit	11,323.2	-	-	364.9	11,688.1	3.2%	3.2%
% Gross margin	49.4%				50.2%	80 bps	80 bps
SG&A excl. deprec. & amort.	(6,304.3)	-	-	120.3	(6,184.0)	-1.9%	-1.9%
SG&A deprec. & amort.	(1,035.0)	-	-	(37.2)	(1,072.2)	3.6%	3.6%
SG&A total	(7,339.3)	-	-	83.1	(7,256.2)	-1.1%	-1.1%
Other operating income/(expenses)	1,105.6	6.4	-	63.6	1,175.6	6.3%	6.1%
Normalized Operating Profit	5,089.5	6.4	-	511.6	5,607.5	10.2%	10.2%
% Normalized Operating margin	22.2%			0.0%	24.1%	190 bps	190 bps
Normalized EBITDA	7,183.9	6.4	-	476.7	7,666.9	6.7%	6.7%
% Normalized EBITDA margin	31.3%				32.9%	160 bps	160 bps

[5] In 2Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 382.5 (5.3% organic growth) and R$ (173.1) (7.9% organic growth), respectively. In HY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 377.6 (4.2% organic growth) and R$ (168.4) (3.6% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

ambev.com.br	Press Release – July 31, 2025

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Central America and the Caribbean (CAC): Bottom line grew 5.9% with 290 bps of margin expansion led by a sequential improvement in the Dominican Republic industry, with beer gaining share of throat.

•	Operating performance: The overall improvement in the Dominican Republic environment led to a sequential volume recovery. However, soft industries across the region drove a 4.4% volumes decline. NR/hl grew 3.2%, driven by revenue management initiatives, while Cash COGS/hl declined by 1.7% primarily due commodities tailwinds and costs efficiencies and Cash SG&A decreased by 8.4% reflecting lower distribution and S&M expenses across the region. Normalized EBITDA grew by 5.9% with gross margin and Normalized EBITDA margins expanding 230 bps and 290 bps, respectively.

In HY25, net revenue decreased by 1.1% (volumes -4.6% and NR/hl +3.7%), and Normalized EBITDA grew by 3.7%, with gross margin expansion of 100 bps, and Normalized EBITDA margin expansion of 200 bps.

•	Commercial highlights: In the Dominican Republic, beer gained share of total alcohol in 2Q25 according to our estimates. Brand equity of the Presidente family reached an all-time high driven by consistent S&M investments. In Panama, we continued to implement our recovery plan. The brand equity of our megabrands continued to increase this quarter led by the Balboa family, while Corona volumes grew by mid-twenties in the quarter. Both the Dominican Republic and Panama are fully digital, with more than 90% of our revenue transacted through BEES.
CAC[6]
R$ million	2Q24	Scope	Currency Translation	Organic Growth	2Q25	% As Reported	% Organic
Volume ('000 hl)	3,057.6	-		(133.5)	2,924.1	-4.4%	-4.4%
Net revenue	2,580.0	-	237.9	(33.3)	2,784.6	7.9%	-1.3%
Net revenue/hl (R$)	843.8	-	81.3	27.1	952.3	12.9%	3.2%
COGS	(1,216.6)	-	(100.5)	72.5	(1,244.6)	2.3%	-6.0%
COGS/hl (R$)	(397.9)	-	(34.4)	6.6	(425.6)	7.0%	-1.7%
COGS excl. deprec. & amort.	(1,085.2)	-	(89.0)	65.0	(1,109.3)	2.2%	-6.0%
COGS/hl excl. deprec. & amort. (R$)	(354.9)	-	(30.4)	6.0	(379.4)	6.9%	-1.7%
Gross profit	1,363.4	-	137.4	39.2	1,539.9	12.9%	2.9%
% Gross margin	52.8%				55.3%	250 bps	230 bps
SG&A excl. deprec. & amort.	(465.5)	-	(43.1)	39.3	(469.3)	0.8%	-8.4%
SG&A deprec. & amort.	(68.8)	-	(6.5)	5.4	(70.0)	1.6%	-7.9%
SG&A total	(534.3)	-	(49.7)	44.7	(539.3)	0.9%	-8.4%
Other operating income/(expenses)	0.8	-	(2.3)	(10.0)	(11.5)	nm	nm
Normalized Operating Profit	829.9	-	85.4	73.9	989.2	19.2%	8.9%
% Normalized Operating margin	32.2%				35.5%	330 bps	330 bps
Normalized EBITDA	1,030.1	-	103.4	61.0	1,194.5	16.0%	5.9%
% Normalized EBITDA margin	39.9%				42.9%	300 bps	290 bps

CAC	HY24	Scope	Currency Translation	Organic Growth	HY25	% As Reported	% Organic
R$ million
Volume ('000 hl)	5,949.4	-		(274.3)	5,675.1	-4.6%	-4.6%
Net revenue	4,894.7	-	598.5	(51.7)	5,441.5	11.2%	-1.1%
Net revenue/hl (R$)	822.7	-	105.5	30.7	958.8	16.5%	3.7%
COGS	(2,304.3)	-	(269.5)	71.5	(2,502.2)	8.6%	-3.1%
COGS/hl (R$)	(387.3)	-	(47.5)	(6.1)	(440.9)	13.8%	1.6%
COGS excl. deprec. & amort.	(2,051.5)	-	(237.6)	73.0	(2,216.2)	8.0%	-3.6%
COGS/hl excl. deprec. & amort. (R$)	(344.8)	-	(41.9)	(3.8)	(390.5)	13.2%	1.1%
Gross profit	2,590.4	-	329.0	19.9	2,939.3	13.5%	0.8%
% Gross margin	52.9%				54.0%	110 bps	100 bps
SG&A excl. deprec. & amort.	(879.7)	-	(110.9)	60.1	(930.5)	5.8%	-6.8%
SG&A deprec. & amort.	(118.4)	-	(16.0)	(0.3)	(134.7)	13.8%	0.3%
SG&A total	(998.1)	-	(126.9)	59.7	(1,065.2)	6.7%	-6.0%
Other operating income/(expenses)	6.2	-	(1.3)	(7.7)	(2.9)	-147.0%	-125.5%
Normalized Operating Profit	1,598.5	-	200.8	71.8	1,871.1	17.1%	4.5%
% Normalized Operating margin	32.7%		0.0%	0.0%	34.4%	170 bps	180 bps
Normalized EBITDA	1,969.6	-	248.7	73.6	2,291.9	16.4%	3.7%
% Normalized EBITDA margin	40.2%				42.1%	190 bps	200 bps

[6] In 2Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 908.7 (3.3% organic growth) and R$ (341.7) (1.7% organic decline), respectively. In HY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 914.5 (4.2% organic growth) and R$ (351.9) (1.8% organic growth), respectively.

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Latin America South (LAS): Volume grew led by Bolivia and Argentina beer delivering bottom line growth, with margin expansion of 270 bps.

•	Operating performance: As consumer demand continued to improve in Argentina and remained strong in Bolivia, volumes were up 2.9%, despite the weather impact on Paraguay’s industry. Top line increased led by the execution of our revenue management strategy. Cash COGS/hl and Cash SG&A continued to be impacted by overall inflation. Normalized EBITDA increased by 42.8%, with gross and Normalized EBITDA margins expanding by 120 bps and 270 bps, respectively.

In HY25, net revenue was up 21.2% (volumes +1.8% and NR/hl +19.1%), and Normalized EBITDA rose by 31.5%, with gross margin expansion of 110 bps, and Normalized EBITDA margin expansion of 210 bps.

•	Commercial highlights: In Argentina, as we continue to prepare to lead and shape the category’s recovery, volumes sequentially improved, with beer returning to growth after 7 consecutive quarters of decline. Our premium brands grew by high teens, led by Corona. And we advanced with our revenue management choices, underperforming the industry according to our estimates. In Bolivia, volumes grew by low twenties, driven by the above core brands, with our megabrands Paceña and Huari standing out. In Chile, volume performance was broadly stable. And in Paraguay, Budweiser drove premium volumes growth. Our portfolio gained brand equity across all countries in the region. As for our digital initiatives, BEES covered above seventies of the top-line in Argentina, Bolivia and Paraguay.
LAS[7]				IAS 29 3M Impact
R$ million	2Q24	Scope	Currency Translation		Organic Growth	2Q25	% As Reported	% Organic
Volume ('000 hl)	6,017.4	--		-	176.7	6,194.1	2.9%	2.9%
Net revenue	3,608.7	170.4	(1,064.5)	(260.5)	841.2	3,295.2	-8.7%	23.3%
Net revenue/hl (R$)	599.7	28.3	(171.9)	(42.9)	118.7	532.0	-11.3%	19.8%
COGS	(2,086.9)	(240.2)	700.4	113.1	(430.1)	(1,943.7)	-6.9%	20.6%
COGS/hl (R$)	(346.8)	(39.9)	113.1	19.4	(59.5)	(313.8)	-9.5%	17.2%
COGS excl. deprec. & amort.	(1,883.7)	(203.3)	633.7	94.2	(388.8)	(1,747.9)	-7.2%	20.6%
COGS/hl excl. deprec. & amort. (R$)	(313.0)	(33.8)	102.3	16.2	(53.8)	(282.2)	-9.9%	17.2%
Gross profit	1,521.7	(69.9)	(364.1)	(147.4)	411.1	1,351.4	-11.2%	27.0%
% Gross margin	42.2%					41.0%	-120 bps	120 bps
SG&A excl. deprec. & amort.	(1,111.7)	(15.8)	334.2	52.7	(195.2)	(935.8)	-15.8%	17.6%
SG&A deprec. & amort.	(115.9)	(16.5)	37.9	5.6	(22.2)	(111.1)	-4.1%	19.2%
SG&A total	(1,227.5)	(32.4)	372.1	58.3	(217.4)	(1,046.8)	-14.7%	17.7%
Other operating income/(expenses)	0.9	(4.6)	(1.9)	4.2	5.9	4.6	nm	nm
Normalized Operating Profit	295.1	(106.9)	6.1	(84.8)	199.6	309.2	4.7%	67.6%
% Normalized Operating margin	8.2%	0.0%	0.0%	0.0%	0.0%	9.4%	120 bps	290 bps
Normalized EBITDA	614.2	(53.3)	(98.6)	(109.3)	263.1	616.1	0.3%	42.8%
% Normalized EBITDA margin	17.0%					18.7%	170 bps	270 bps

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LAS	HY24	Scope	Currency Translation		Organic Growth	HY25	% As Reported	% Organic
R$ million				IAS 29 3M Impact
Volume ('000 hl)	14,722.8	-		-	268.6	14,991.4	1.8%	1.8%
Net revenue	8,010.6	363.8	(983.9)	(260.5)	1,701.3	8,831.3	10.2%	21.2%
Net revenue/hl (R$)	544.1	24.7	(65.6)	(17.8)	103.7	589.1	8.3%	19.1%
COGS	(4,277.8)	(510.1)	695.1	113.1	(798.0)	(4,777.6)	11.7%	18.7%
COGS/hl (R$)	(290.6)	(34.6)	46.4	8.2	(48.0)	(318.7)	9.7%	16.5%
COGS excl. deprec. & amort.	(3,855.9)	(506.0)	627.1	94.2	(714.9)	(4,355.4)	13.0%	18.5%
COGS/hl excl. deprec. & amort. (R$)	(261.9)	(34.4)	41.8	6.9	(43.0)	(290.5)	10.9%	16.4%
Gross profit	3,732.8	(146.3)	(288.8)	(147.4)	903.3	4,053.6	8.6%	24.2%
% Gross margin	46.6%					45.9%	-70 bps	110 bps
SG&A excl. deprec. & amort.	(2,144.1)	(151.7)	335.4	52.7	(361.1)	(2,268.8)	5.8%	16.8%
SG&A deprec. & amort.	(207.3)	(17.9)	38.5	5.6	(37.2)	(218.3)	5.3%	18.0%
SG&A total	(2,351.4)	(169.6)	373.9	58.3	(398.3)	(2,487.1)	5.8%	16.9%
Other operating income/(expenses)	(7.6)	16.6	(2.3)	4.2	5.4	16.4	nm	-71.2%
Normalized Operating Profit	1,373.8	(299.2)	82.8	(84.8)	510.4	1,583.0	15.2%	37.1%
% Normalized Operating margin	17.2%	0.0%	0.0%		0.0%	17.9%	70 bps	220 bps
Normalized EBITDA	2,003.0	(277.3)	(23.7)	(109.3)	630.7	2,223.4	11.0%	31.5%
% Normalized EBITDA margin	25.0%					25.2%	20 bps	210 bps

[7] In 2Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 522.8 (19.4% organic growth) and R$ (274.2) (16.6% organic growth), respectively. In HY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 580.7 (18.7% organic growth) and R$ (283.1) (15.7% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 14 and 15.

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Canada: Top and bottom line growth, outperforming an improved industry.

•	Operating performance: Volumes increased by 0.8%, outperforming the industry, which was still affected by colder temperatures. Our performance was mainly supported by the strength of our megabrands, the continued growth in Ontario which benefitted from the route to market expansion, and strong momentum in the non-alcoholic beer segment. Top line increased by 2.9%, with NR/hl growth of 2.0% reflecting our revenue management initiatives and continued premiumization of our portfolio. Normalized EBITDA increased by 4.4% with Normalized EBITDA margin expansion of 40 bps.

In HY25, net revenue was up 1.0% (volumes -1.3% and NR/hl +2.3%), and Normalized EBITDA increased by 7.2%, with gross margin expansion of 90 bps, and Normalized EBITDA margin expansion of 160 bps.

•	Commercial highlights: We gained beer market share, according to our estimates, with megabrands leading the share gains. Corona and Michelob Ultra led market share gains while driving premiumization, and Busch continued to accelerate its momentum with volume expansion of high teens and reaching all time-high volumes. As for our digital initiatives, BEES covered low thirties of net revenue in the country.
Canada[8]
R$ million	2Q24	Scope	Currency Translation	Organic Growth	2Q25	% As Reported	% Organic
Volume ('000 hl)	2,427.7	(1.4)		20.1	2,446.4	0.8%	0.8%
Net revenue	2,640.1	(1.8)	275.7	75.7	2,989.7	13.2%	2.9%
Net revenue/hl (R$)	1,087.5	(0.1)	112.7	22.0	1,222.0	12.4%	2.0%
COGS	(1,102.1)	0.2	(116.3)	(43.1)	(1,261.4)	14.4%	3.9%
COGS/hl (R$)	(454.0)	(0.2)	(47.6)	(13.9)	(515.6)	13.6%	3.1%
COGS excl. deprec. & amort.	(1,033.9)	0.2	(109.1)	(40.4)	(1,183.1)	14.4%	3.9%
COGS/hl excl. deprec. & amort. (R$)	(425.9)	(0.1)	(44.6)	(13.0)	(483.6)	13.6%	3.1%
Gross profit	1,537.9	(1.6)	159.4	32.6	1,728.3	12.4%	2.1%
% Gross margin	58.3%				57.8%	-50 bps	-40 bps
SG&A excl. deprec. & amort.	(790.9)	0.3	(78.0)	(1.2)	(869.7)	10.0%	0.2%
SG&A deprec. & amort.	(64.6)	-	(8.2)	(17.2)	(89.9)	39.2%	26.6%
SG&A total	(855.5)	0.3	(86.1)	(18.4)	(959.7)	12.2%	2.2%
Other operating income/(expenses)	0.7	-	0.1	1.6	2.5	nm	nm
Normalized Operating Profit	683.2	(1.3)	73.3	15.8	771.1	12.9%	2.3%
% Normalized Operating margin	25.9%	0.0%	0.0%	0.0%	25.8%	-10 bps	-10 bps
Normalized EBITDA	816.1	(1.3)	88.7	35.7	939.2	15.1%	4.4%
% Normalized EBITDA margin	30.9%				31.4%	50 bps	40 bps

Canada
R$ million	HY24	Scope	Currency Translation	Organic Growth	HY25	% As Reported	% Organic
Volume ('000 hl)	4,177.7	(2.4)		(52.7)	4,122.5	-1.3%	-1.3%
Net revenue	4,487.8	(3.2)	507.7	46.4	5,038.6	12.3%	1.0%
Net revenue/hl (R$)	1,074.2	(0.1)	123.1	25.0	1,222.2	13.8%	2.3%
COGS	(1,932.7)	0.4	(214.0)	22.4	(2,124.0)	9.9%	-1.2%
COGS/hl (R$)	(462.6)	(0.2)	(51.9)	(0.5)	(515.2)	11.4%	0.1%
COGS excl. deprec. & amort.	(1,808.9)	0.4	(200.7)	17.3	(1,991.9)	10.1%	-1.0%
COGS/hl excl. deprec. & amort. (R$)	(433.0)	(0.2)	(48.7)	(1.3)	(483.2)	11.6%	0.3%
Gross profit	2,555.1	(2.8)	293.7	68.7	2,914.7	14.1%	2.7%
% Gross margin	56.9%				57.8%	90 bps	90 bps
SG&A excl. deprec. & amort.	(1,498.1)	0.6	(165.6)	19.4	(1,643.7)	9.7%	-1.3%
SG&A deprec. & amort.	(133.7)	-	(16.4)	(12.8)	(162.9)	21.8%	9.6%
SG&A total	(1,631.8)	0.6	(182.0)	6.6	(1,806.6)	10.7%	-0.4%
Other operating income/(expenses)	8.4	-	1.2	2.4	12.0	42.4%	28.0%
Normalized Operating Profit	931.7	(2.2)	112.9	77.7	1,120.1	20.2%	8.4%
% Normalized Operating margin	20.8%	%	0.0%	0.0%	22.2%	140 bps	150 bps
Normalized EBITDA	1,189.3	(2.2)	142.6	85.5	1,415.1	19.0%	7.2%
% Normalized EBITDA margin	26.5%				28.1%	160 bps	160 bps

[8] In 2Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,219.7 (2.0% organic growth) and R$ (481.9) (3.0% organic growth), respectively. In HY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,219.8 (2.3% organic growth) and R$ (481.3) (0.2% organic growth), respectively. The scope change in Canada refers to the discontinuation of distribution rights.

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AMBEV CONSOLIDATED

Ambev[9]
R$ million	2Q24	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	2Q25	% As Reported	% Organic
Volume ('000 hl)	41,454.0	(1.4)	-		(1,883.3)	39,569.3	-4.5%	-4.5%
Net revenue	20,044.2	168.6	(551.0)	(260.5)	688.9	20,090.2	0.2%	3.4%
Net revenue/hl (R$)	483.5	4.1	(13.9)	(6.4)	40.4	507.7	5.0%	8.4%
COGS	(10,060.0)	(240.0)	483.6	113.1	(342.8)	(10,046.1)	-0.1%	3.4%
COGS/hl (R$)	(242.7)	(5.8)	12.2	2.6	(20.2)	(253.9)	4.6%	8.3%
COGS excl. deprec. & amort.	(9,111.9)	(203.1)	435.5	94.2	(361.0)	(9,146.3)	0.4%	4.0%
COGS/hl excl. deprec. & amort. (R$)	(219.8)	(4.9)	11.0	2.1	(19.6)	(231.1)	5.2%	8.9%
Gross profit	9,984.2	(71.5)	(67.4)	(147.4)	346.1	10,044.1	0.6%	3.5%
% Gross margin	49.8%					50.0%	20 bps	0 bps
SG&A excl. deprec. & amort.	(5,640.9)	(15.5)	213.1	52.7	13.5	(5,377.0)	-4.7%	-0.2%
SG&A deprec. & amort.	(771.8)	(16.5)	23.2	5.6	(43.0)	(802.6)	4.0%	5.6%
SG&A total	(6,412.7)	(32.0)	236.3	58.3	(29.5)	(6,179.6)	-3.6%	0.5%
Other operating income/(expenses)	519.6	(30.6)	(4.1)	4.2	96.7	585.9	12.8%	20.2%
Normalized Operating Profit	4,091.2	(134.1)	164.8	(84.8)	413.3	4,450.3	8.8%	10.2%
% Normalized Operating margin	20.4%	0.0%	0.0%	0.0%	0.0%	22.2%	180 bps	130 bps
Exceptional items above EBITDA	(11.7)	(5.3)	(1.4)	-	(32.7)	(51.2)	nm	nm
Net finance results	(616.2)					(974.0)	58.1%
Share of results of joint ventures	(31.5)					(5.5)	-82.6%
Income tax expense	(979.9)					(629.1)	-35.8%
Profit	2,451.9					2,790.6	13.8%
Attributable to Ambev holders	2,396.3					2,717.7	13.4%
Attributable to non-controlling interests	55.6					72.8	31.1%

Normalized profit	2,459.1					2,832.7	15.2%
Attributable to Ambev holders	2,403.4					2,759.7	14.8%

Normalized EBITDA	5,811.0	(80.6)	93.5	(109.3)	438.1	6,152.7	5.9%	7.6%
% Normalized EBITDA margin	29.0%					30.6%	160 bps	110 bps

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Ambev
R$ million	HY24	Scope	Currency Translation	IAS 29 3M Impact	Organic Growth	HY25	% As Reported	% Organic
Volume ('000 hl)	86,442.3	(2.4)	-		(1,552.8)	84,887.0	-1.8%	-1.8%
Net revenue	40,320.5	360.6	122.3	(260.5)	2,044.7	42,587.6	5.6%	5.1%
Net revenue/hl (R$)	466.4	4.2	1.4	(3.0)	32.6	501.7	7.6%	7.0%
COGS	(20,119.0)	(509.7)	211.7	113.1	(687.9)	(20,991.9)	4.3%	3.4%
COGS/hl (R$)	(232.7)	(5.9)	2.5	1.2	(12.4)	(247.3)	6.3%	5.3%
COGS excl. deprec. & amort.	(18,261.1)	(505.6)	188.9	94.2	(680.6)	(19,164.3)	4.9%	3.7%
COGS/hl excl. deprec. & amort. (R$)	(211.3)	(5.9)	2.2	1.0	(11.9)	(225.8)	6.9%	5.6%
Gross profit	20,201.5	(149.1)	333.9	(147.4)	1,356.8	21,595.7	6.9%	6.7%
% Gross margin	50.1%	0.0%				50.7%	60 bps	80 bps
SG&A excl. deprec. & amort.	(10,826.2)	(151.1)	58.9	52.7	(161.3)	(11,027.0)	1.9%	1.5%
SG&A deprec. & amort.	(1,494.3)	(17.9)	6.0	5.6	(87.6)	(1,588.1)	6.3%	5.9%
SG&A total	(12,320.6)	(168.9)	64.9	58.3	(248.9)	(12,615.1)	2.4%	2.0%
Other operating income/(expenses)	1,112.6	22.9	(2.4)	4.2	63.6	1,201.1	7.9%	6.1%
Normalized Operating Profit	8,993.6	(295.1)	396.5	(84.8)	1,171.5	10,181.7	13.2%	13.1%
% Normalized Operating margin	22.3%	0.0%	0.0%	0.0%	0.0%	23.9%	160 bps	170 bps
Exceptional items above EBITDA	(29.3)	(7.1)	(2.3)	-	(33.9)	(72.6)	147.7%	115.9%
Net finance results	(1,022.2)					(1,830.4)	79.1%
Share of results of joint ventures	(35.0)					(2.7)	-92.2%
Income tax expense	(1,651.0)					(1,680.8)	1.8%
Profit	6,256.1					6,595.2	5.4%
Attributable to Ambev holders	6,096.6					6,411.7	5.2%
Attributable to non-controlling interests	159.5					183.5	15.1%

Normalized profit	6,276.3					6,652.9	6.0%
Attributable to Ambev holders	6,116.7					6,469.2	5.8%

Normalized EBITDA	12,345.8	(273.1)	367.7	(109.3)	1,266.4	13,597.4	10.1%	10.3%
% Normalized EBITDA margin	30.6%					31.9%	130 bps	160 bps

[9] In 2Q25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$495.1 (8.5% organic growth) and R$ (220.5) (9.5% organic growth), respectively. In HY25, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 490.3 (7.1% organic growth) and R$ (216.1) (5.9% organic growth), respectively. The scope changes refer to (i) tax credits and related effects in Brazil; (ii) adjustments relating to the application of the cap methodology for organic growth calculation in Argentina, as detailed on page 15; and (iii) the discontinuation of distribution rights in Canada.

ambev.com.br	Press Release – July 31, 2025

Page |13

OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	2Q24	2Q25	HY24	HY25
R$ million

Government grants and gains on subsidies loans	436.1	416.6	821.7	873.2
(Additions to)/reversals of provisions	(5.8)	(7.8)	(11.9)	(74.8)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	21.2	29.5	41.9	62.1
Net other operating income/(expenses)	68.1	147.5	260.9	340.6

Other operating income/(expenses)	519.6	585.9	1,112.6	1,201.1

EXCEPTIONAL ITEMS

Exceptional items corresponded to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada.

Exceptional Items	2Q24	2Q25	HY24	HY25
R$ million

Restructuring	(11.4)	(51.0)	(29.0)	(72.4)
IAS 29/CPC 42 (hyperinflation) application effect	(0.3)	(0.2)	(0.3)	(0.2)

Exceptional Items	(11.7)	(51.2)	(29.3)	(72.6)

ambev.com.br	Press Release – July 31, 2025

Page |14

NET FINANCE RESULTS

Net finance results in 2Q25 totaled R$ (974.0) million, a decrease of R$ 357.8 million compared to 2Q24, broken down as follows:

•	Interest income totaled R$ 497.5 million, mainly explained by: (i) interest income of R$ 206.1 million from cash balance investments in Brazil and Argentina, with average reference interest rate of 14% in Brazil and 26% in Argentina, and (ii) interest rate update on Brazilian tax credits of R$ 187.9 million.
•	Interest expense totaled R$ (504.9) million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ (273.3) million, (ii) lease liabilities interest accruals of R$ (63.7) million in accordance with IFRS 16 (CPC 06 R2), (iii) interest on tax incentives of R$ (41.1) million, and (iv) CND put option interest accruals of R$ (34.2) million.
•	Losses on derivative instruments of R$ (276.3) million, mainly explained by (i) hedging carry costs related to our FX exposure of US$ 1.8 billion in Brazil, with approximately 8.3% carry cost, and (ii) hedging carry costs related to commodities. We did not incur hedging costs related to FX exposure in Argentina this quarter; however, we still maintain an FX exposure of US$ 301.1 million in the country.
•	Losses on non-derivative instruments of R$ (527.5) million, primarily reflecting foreign exchange losses related to USD purchases in Bolivia, as well as a non-cash impact from the appreciation of the Brazilian Real, which affected the translation of hard currency balances on the balance sheet.
•	Taxes on financial transactions of R$ (50.8) million.
•	Other financial expenses of R$ (83.5) million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial income of R$ (28.4) million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	2Q24	2Q25	HY24	HY25
R$ million

Interest income	515.4	497.5	1,101.0	1,061.6
Interest expenses	(498.1)	(504.9)	(1,047.7)	(1,011.1)
Gains/(losses) on derivative instruments	(148.0)	(276.3)	(343.1)	(554.7)
Gains/(losses) on non-derivative instruments	(57.0)	(527.5)	(90.9)	(1,015.4)
Taxes on financial transactions	(45.6)	(50.8)	(100.9)	(119.8)
Other net financial income/(expenses)	(198.0)	(83.5)	(396.3)	(164.8)
Hyperinflation Argentina	(184.9)	(28.4)	(144.2)	(26.2)
	-	-
Net finance results	(616.2)	(974.0)	(1,022.2)	(1,830.4)

ambev.com.br	Press Release – July 31, 2025

Page |15

DEBT BREAKDOWN

Debt breakdown	December 31, 2024			June 30, 2025
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	932.3	1,567.1	2,499.4	786.8	1,565.1	2,351.9
Foreign Currency	344.1	609.3	953.3	313.8	492.1	805.9
Consolidated Debt	1,276.4	2,176.3	3,452.7	1,100.6	2,057.2	3,157.8

Cash and Cash Equivalents less Bank Overdrafts			28,595.7			16,404.0
Current Investment Securities			1,242.0			1,120.6

Net debt/(cash)			(26,384.9)			(14,366.8)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	2Q24	2Q25	HY24	HY25
R$ million

Profit before tax	3,431.8	3,419.7	7,907.1	8,276.0

Adjustment on taxable basis
Non-taxable other income	(123.3)	(167.7)	(253.9)	(330.3)
Government grants (VAT)	-	(96.9)	-	(193.9)
Share of results of joint ventures	31.5	5.5	35.0	2.7
Expenses not deductible	27.9	64.7	34.8	305.3
Foreign profit calculation	(54.1)	70.2	(66.1)	5.0
Total	3,313.7	3,295.4	7,656.9	8,064.8
Aggregated weighted nominal tax rate	28.4%	27.5%	29.4%	27.6%
Taxes – nominal rate	(940.4)	(906.1)	(2,249.1)	(2,224.1)

Adjustment on tax expense
Income tax incentive	75.7	64.5	324.3	108.1
Tax benefit - interest on shareholders' equity	225.9	272.1	511.0	594.7
Tax benefit - amortization on tax books	0.9	0.9	1.8	1.8
Withholding income tax	(304.7)	(59.8)	(409.9)	(103.5)
Argentina's hyperinflation effect	5.2	(19.7)	57.5	(27.9)
Recognition/(write-off) of deferred charges on tax losses	(109.7)	(17.6)	(31.4)	(45.5)
Other tax adjustments	67.2	36.7	144.8	15.6
Income tax and social contribution expense	(979.9)	(629.1)	(1,651.0)	(1,680.8)
Effective tax rate	28.6%	18.4%	20.9%	20.3%

SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of June 30, 2025.

Ambev S.A.'s shareholding structure
	ON	% Outs
Interbrew International GmbH	8,441,666	53.56%
Ambrew S.A.R.L.	1,287,700	8.17%
Fundação Zerrenner	1,609,987	10.21%
Market (free float)	4,252,857	26.98%
Treasury shares	169,429	1.07%
	15,761,639	100.00%

ambev.com.br	Press Release – July 31, 2025

Page |16

FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., June 30, 2025 closing rate for 2Q25 and HY25 results).

The HY25 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the HY25 results against a dedicated line in the finance results; and (ii) the difference between the translation of the HY25 results at the closing exchange rate of June 30, 2025, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 2Q24, HY24, 2Q25 and HY25 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	2Q24	2Q25	HY24	HY25
Indexation(1)	538.8	179.9	818.4	256.3
Currency(2)	186.5	(472.1)	180.2	(608.5)
Total Impact	725.3	(292.2)	998.6	(352.2)
Normalized EBITDA
R$ million	2Q24	2Q25	HY24	HY25
Indexation(1)	136.8	22.9	169.8	(2.0)
Currency(2)	33.7	(2.5)	31.5	(21.4)
Total Impact	170.5	20.4	201.2	(23.4)

ARS/BRL average rate			172.0197	190.8138
ARS/BRL closing rate	164.0330	218.8669	164.0330	218.8669
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 2Q25, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a negative adjustment of R$28.4 million reported in the finance results, (ii) a negative impact on the Profit of R$ 161.8 million, (iii) a negative impact on the Normalized Profit of R$ 162.4 million, and (iv) a negative impact of R$ 0.01 on EPS, as well as on Normalized EPS.

In HY25, the consequences of the transition were (i) a negative adjustment of R$ 26.2 million reported in the finance results, (ii) a negative impact on Profit of R$ 391.0 million, (iii) a negative impact on Normalized Profit of R$ 391.7 million, and (iv) a negative impact of R$ 0.02 on EPS, as well as on Normalized EPS.

The Q2 results are calculated by deducting from the HY results the 3M results as published. Consequently, LAS and consolidated 2Q25, 2Q24, HY25 and HY24 results are impacted by the adjustment of 3M results for the cumulative inflation between reporting periods, as well as by the translation of 3M results at the HY closing exchange rate, of June 30 as follows:

ambev.com.br	Press Release – July 31, 2025

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LAS - 3M As Reported	HY24	Scope	Currency Translation	Organic Growth	HY25	% Organic
Net revenue	8,010.6	363.8	(983.9)	1,701.3	8,831.3	21.2%
COGS	(4,277.8)	(510.1)	695.1	(798.0)	(4,777.6)	18.7%
COGS excl. deprec. & amort.	(3,855.9)	(506.0)	627.1	(714.9)	(4,355.4)	18.5%
Gross profit	3,732.8	(146.3)	(288.8)	903.3	4,053.6	24.2%
SG&A excl. deprec. & amort.	(2,144.1)	(151.7)	335.4	(361.1)	(2,268.8)	16.8%
SG&A deprec. & amort.	(207.3)	(17.9)	38.5	(37.2)	(218.3)	18.0%
SG&A total	(2,351.4)	(169.6)	373.9	(398.3)	(2,487.1)	16.9%
Other operating income/(expenses)	(7.6)	16.6	(2.3)	5.4	16.4	-71.2%
Normalized Operating Profit	1,373.8	(299.2)	82.8	510.4	1,583.0	37.1%
Normalized EBITDA	2,003.0	(277.3)	(23.7)	630.7	2,223.4	31.5%

LAS - 3M Recalculated at YTD Exchange Rates	HY24	Scope	Currency Translation	Organic Growth	HY25	% Organic
Net revenue	8,625.4	103.3	(1,626.1)	1,701.3	8,543.4	-
COGS	(4,576.3)	(397.0)	1,031.3	(798.0)	(4,626.9)	-
COGS excl. deprec. & amort.	(4,118.8)	(411.8)	933.0	(714.9)	(4,218.3)	-
Gross profit	4,049.0	(293.7)	(594.8)	903.3	3,916.4	-
SG&A excl. deprec. & amort.	(2,292.0)	(99.0)	507.9	(361.1)	(2,191.4)	-
SG&A deprec. & amort.	(220.6)	(12.3)	52.5	(37.2)	(212.0)	-
SG&A total	(2,512.6)	(111.2)	560.4	(398.3)	(2,403.4)	-
Other operating income/(expenses)	(10.8)	20.8	(4.1)	5.4	15.6	-
Normalized Operating Profit	1,525.6	(384.1)	(38.5)	510.4	1,528.6	-
Normalized EBITDA	2,203.7	(386.6)	(189.2)	630.7	2,149.2	-

LAS - 3M Recalculation Impact in 2Q	HY24	Scope	Currency Translation	Organic Growth	HY25	% Organic
Net revenue	614.8	(260.5)	(642.2)	-	(287.9)	-
COGS	(298.5)	113.1	336.1	-	150.7	-
COGS excl. deprec. & amort.	(263.0)	94.2	305.9	-	137.2	-
Gross profit	316.2	(147.4)	(306.1)	-	(137.2)	-
SG&A excl. deprec. & amort.	(147.9)	52.7	172.6	-	77.4	-
SG&A deprec. & amort.	(13.3)	5.6	14.0	-	6.3	-
SG&A total	(161.2)	58.3	186.6	-	83.6	-
Other operating income/(expenses)	(3.2)	4.2	(1.8)	-	(0.8)	-
Normalized Operating Profit	151.8	(84.8)	(121.3)	-	(54.4)	-
Normalized EBITDA	200.7	(109.3)	(165.5)	-	(74.2)	-

For FY25, the definition of organic revenue growth has been amended to cap the price growth in Argentina to a maximum of 2% per month (26.8% year-over-year, and three-year cumulative of 100%). For COGS and distribution expenses, the same price rate cap was applied, calculated on a “per hectoliter” basis when applicable.  For other income statement lines disclosed, organic growth was calculated pro rata to the capped net revenue growth. Such calculation method applied to amounts in local currency that were then converted from ARS (capped) to BRL using the applicable closing rate, and corresponding adjustments were made through scope changes.

ambev.com.br	Press Release – July 31, 2025

Page |18

RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest; (ii) Income Tax expense; (iii) Share of results of associates; (iv) Net finance results; (v) Exceptional items; and (vi) Depreciation & Amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) Exceptional items and (ii) Share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	2Q24	2Q25	HY24	HY25
R$ million

Profit - Ambev holders	2,396.3	2,717.7	6,096.6	6,411.7
Non-controlling interest	55.6	72.8	159.5	183.5
Income tax expense	979.9	629.1	1,651.0	1,680.8
Profit before taxes	3,431.8	3,419.7	7,907.1	8,276.0
Share of results of joint ventures	31.5	5.5	35.0	2.7
Net finance results	616.2	974.0	1,022.2	1,830.4
Exceptional items	11.7	51.2	29.3	72.6
Normalized Operating Profit	4,091.2	4,450.3	8,993.6	10,181.7
Depreciation & amortization - total	1,719.9	1,702.4	3,352.2	3,415.7
Normalized EBITDA	5,811.0	6,152.7	12,345.8	13,597.4
Exceptional items	(11.7)	(51.2)	(29.3)	(72.6)
Share of results of joint ventures	(31.5)	(5.5)	(35.0)	(2.7)
EBITDA	5,767.8	6,096.1	12,281.5	13,522.0

ambev.com.br	Press Release – July 31, 2025

Page |19

RECONCILIATION OF NET FINANCE RESULTS BETWEEN INTERIM CONSOLIDATED FINANCIAL STATEMENTS AND PRESS RELEASE

Net finance results presented on page 12 are a summarized view used by Ambev’s management to measure and analyze the Company’s financial performance.

The reconciliation between such summarized view and Interim Consolidated Financial Statements is presented below:

Reconciliation - Net finance results	2Q24	2Q25	HY24	HY25
R$ million
Income from cash and cash equivalents	345.4	249.5	729.7	591.6
Income from debt securities	28.3	45.6	37.8	80.6
Income from other receivables	141.7	202.3	333.4	389.5
Interest income	515.4	497.5	1,101.0	1,061.6
Interest on accounts payable present value adjustment	(282.4)	(273.3)	(614.5)	(545.5)
Interest on bank debts and tax incentives	(46.3)	(43.3)	(93.2)	(87.6)
Interest on leases	(40.6)	(63.7)	(78.7)	(121.6)
Other interest expenses	(128.9)	(124.6)	(261.2)	(256.4)
Interest expenses	(498.1)	(504.9)	(1,047.7)	(1,011.1)
Losses on hedging instruments	(148.0)	(276.3)	(343.1)	(554.7)
Gains/(losses) on derivative instruments	(148.0)	(276.3)	(343.1)	(554.7)
Exchange differences, net	(57.0)	(527.5)	(90.9)	(1,015.4)
Gains/(losses) on non-derivative instruments	(57.0)	(527.5)	(90.9)	(1,015.4)
Taxes on financial transactions	(45.6)	(50.8)	(100.9)	(119.8)
Taxes on financial transactions	(45.6)	(50.8)	(100.9)	(119.8)
Other finance income	15.4	163.1	29.5	282.5
Interest on provisions for disputes and litigation	(49.7)	(35.6)	(94.0)	(87.9)
Interest on pension plans	(27.0)	(27.4)	(53.5)	(55.2)
Bank guarantee expenses and surety bond premiums	(59.3)	(101.2)	(116.6)	(170.4)
Other finance expenses	(77.5)	(82.4)	(161.7)	(133.8)
Other net financial income/(expenses)	(198.0)	(83.5)	(396.3)	(164.8)
Effects of the application of IAS 29 (hyperinflation)	(184.9)	(28.4)	(144.2)	(26.2)
Hyperinflation Argentina	(184.9)	(28.4)	(144.2)	(26.2)
Net finance results	(616.2)	(974.0)	(1,022.2)	(1,830.4)

ambev.com.br	Press Release – July 31, 2025

Page |20

2Q 2025 EARNINGS CONFERENCE CALL

Speakers:	Carlos Lisboa
Chief Executive Officer

Guilherme Fleury
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	July 31, 2025 (Thursday)

Time:	12:30 (Brasília)
11:30 (New York)

The conference call will be transmitted live via webcast available at:

English: Webcast - English

Portuguese: Webcast - Portuguese

Sell side analysts covering the company as indicated in our website can participate and apply for Q&A by clicking here.

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Leandro Ferreira De Souza

guilherme.yokaichiya@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ri.ambev.com.br

ambev.com.br	Press Release – July 31, 2025

Page |21

NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the second quarter of 2024 (2Q24). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

ambev.com.br	Press Release – July 31, 2025

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Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	2Q24	2Q25%		2Q24	2Q25%		2Q24	2Q25%		2Q24	2Q25%		2Q24	2Q25%		2Q24	2Q25%		2Q24	2Q25%
Volume ('000 hl)	22,003.7	20,042.3	-8.9%	7,947.7	7,962.4	0.2%	29,951.3	28,004.7	-6.5%	3,057.6	2,924.1	-4.4%	6,017.4	6,194.1	2.9%	2,427.7	2,446.4	0.8%	41,454.0	39,569.3	-4.5%
R$ million
Net revenue	9,311.4	8,989.6	-3.5%	1,904.1	2,031.2	6.7%	11,215.5	11,020.8	-1.7%	2,580.0	2,784.6	-1.3%	3,608.7	3,295.2	23.3%	2,640.1	2,989.7	2.9%	20,044.2	20,090.2	3.4%
% of total	46.5%	44.7%		9.5%	10.1%		56.0%	54.9%		12.9%	13.9%		18.0%	16.4%		13.2%	14.9%		100.0%	100.0%
COGS	(4,615.2)	(4,413.5)	-4.4%	(1,039.1)	(1,182.9)	13.8%	(5,654.3)	(5,596.4)	-1.0%	(1,216.6)	(1,244.6)	-6.0%	(2,086.9)	(1,943.7)	20.6%	(1,102.1)	(1,261.4)	3.9%	(10,060.0)	(10,046.1)	3.4%
% of total	45.9%	43.9%		10.3%	11.8%		56.2%	55.7%		12.1%	12.4%		20.7%	19.3%		11.0%	12.6%		100.0%	100.0%
Gross profit	4,696.3	4,576.1	-2.6%	864.9	848.3	-1.9%	5,561.2	5,424.4	-2.5%	1,363.4	1,539.9	2.9%	1,521.7	1,351.4	27.0%	1,537.9	1,728.3	2.1%	9,984.2	10,044.1	3.5%
% of total	47.0%	45.6%		8.7%	8.4%		55.7%	54.0%		13.7%	15.3%		15.2%	13.5%		15.4%	17.2%		100.0%	100.0%
SG&A	(3,269.9)	(3,090.8)	-5.5%	(525.5)	(543.0)	3.3%	(3,795.4)	(3,633.8)	-4.3%	(534.3)	(539.3)	-8.4%	(1,227.5)	(1,046.8)	17.7%	(855.5)	(959.7)	2.2%	(6,412.7)	(6,179.6)	0.5%
% of total	51.0%	50.0%		8.2%	8.8%		59.2%	58.8%		8.3%	8.7%		19.1%	16.9%		13.3%	15.5%		100.0%	100.0%
Other operating income/(expenses)	422.4	459.8	15.4%	94.7	130.5	44.9%	517.1	590.3	20.9%	0.8	(11.5)	nm	0.9	4.6	nm	0.7	2.5	nm	519.6	585.9	20.2%
% of total	81.3%	78.5%		18.2%	22.3%		99.5%	100.8%		0.2%	-2.0%		0.2%	0.8%		0.1%	0.4%		100.0%	100.0%
Normalized Operating Profit	1,848.8	1,945.1	6.5%	434.1	435.8	1.3%	2,282.9	2,380.9	5.5%	829.9	989.2	8.9%	295.1	309.2	67.6%	683.2	771.1	2.3%	4,091.2	4,450.3	10.2%
% of total	45.2%	43.7%		10.6%	9.8%		55.8%	53.5%		20.3%	22.2%		7.2%	6.9%		16.7%	17.3%		100.0%	100.0%
Normalized EBITDA	2,817.0	2,868.7	2.7%	533.6	534.2	0.9%	3,350.6	3,402.9	2.4%	1,030.1	1,194.5	5.9%	614.2	616.1	42.8%	816.1	939.2	4.4%	5,811.0	6,152.7	7.6%
% of total	48.5%	46.6%		9.2%	8.7%		57.7%	55.3%		17.7%	19.4%		10.6%	10.0%		14.0%	15.3%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-49.6%	-49.1%		-54.6%	-58.2%		-50.4%	-50.8%		-47.2%	-44.7%		-57.8%	-59.0%		-41.7%	-42.2%		-50.2%	-50.0%
Gross profit	50.4%	50.9%		45.4%	41.8%		49.6%	49.2%		52.8%	55.3%		42.2%	41.0%		58.3%	57.8%		49.8%	50.0%
SG&A	-35.1%	-34.4%		-27.6%	-26.7%		-33.8%	-33.0%		-20.7%	-19.4%		-34.0%	-31.8%		-32.4%	-32.1%		-32.0%	-30.8%
Other operating income/(expenses)	4.5%	5.1%		5.0%	6.4%		4.6%	5.4%		0.0%	-0.4%		0.0%	0.1%		0.0%	0.1%		2.6%	2.9%
Normalized Operating Profit	19.9%	21.6%		22.8%	21.5%		20.4%	21.6%		32.2%	35.5%		8.2%	9.4%		25.9%	25.8%		20.4%	22.2%
Normalized EBITDA	30.3%	31.9%		28.0%	26.3%		29.9%	30.9%		39.9%	42.9%		17.0%	18.7%		30.9%	31.4%		29.0%	30.6%

Per hectoliter - (R$/hl)
Net revenue	423.2	448.5	6.0%	239.6	255.1	6.5%	374.5	393.5	5.1%	843.8	952.3	3.2%	599.7	532.0	19.8%	1,087.5	1,222.0	2.0%	483.5	507.7	8.4%
COGS	(209.7)	(220.2)	5.0%	(130.7)	(148.6)	13.6%	(188.8)	(199.8)	5.9%	(397.9)	(425.6)	-1.7%	(346.8)	(313.8)	17.2%	(454.0)	(515.6)	3.1%	(242.7)	(253.9)	8.3%
Gross profit	213.4	228.3	7.0%	108.8	106.5	-2.1%	185.7	193.7	4.3%	445.9	526.6	7.6%	252.9	218.2	23.4%	633.5	706.5	1.3%	240.9	253.8	8.4%
SG&A	(148.6)	(154.2)	3.8%	(66.1)	(68.2)	3.1%	(126.7)	(129.8)	2.4%	(174.7)	(184.4)	-4.2%	(204.0)	(169.0)	14.4%	(352.4)	(392.3)	1.3%	(154.7)	(156.2)	5.2%
Other operating income/(expenses)	19.2	22.9	26.7%	11.9	16.4	44.7%	17.3	21.1	29.3%	0.3	(3.9)	nm	0.2	0.7	nm	0.3	1.0	nm	12.5	14.8	26.0%
Normalized Operating Profit	84.0	97.0	17.0%	54.6	54.7	1.1%	76.2	85.0	12.9%	271.4	338.3	13.9%	49.0	49.9	62.9%	281.4	315.2	1.5%	98.7	112.5	15.5%
Normalized EBITDA	128.0	143.1	12.7%	67.1	67.1	0.7%	111.9	121.5	9.5%	336.9	408.5	10.8%	102.1	99.5	38.8%	336.2	383.9	3.5%	140.2	155.5	12.7%

ambev.com.br	Press Release – July 31, 2025

Page |23

Ambev - Segment financial information		Brazil								CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	HY24	HY25%		HY24	HY25%		HY24	HY25%		HY24	HY25%		HY24	HY25%		HY24	HY25%		HY24	HY25%
Volume ('000 hl)	44,991.0	43,201.0	-4.0%	16,601.3	16,896.9	1.8%	61,592.3	60,098.0	-2.4%	5,949.4	5,675.1	-4.6%	14,722.8	14,991.4	1.8%	4,177.7	4,122.5	-1.3%	86,442.3	84,887.0	-1.8%
R$ million
Net revenue	18,998.9	18,990.4	0.0%	3,928.5	4,285.8	9.1%	22,927.4	23,276.1	1.5%	4,894.7	5,441.5	-1.1%	8,010.6	8,831.3	21.2%	4,487.8	5,038.6	1.0%	40,320.5	42,587.6	5.1%
% of total	47.1%	44.6%		9.7%	10.1%		56.9%	54.7%		12.1%	12.8%		19.9%	20.7%		11.1%	11.8%		100.0%	100.0%
COGS	(9,427.6)	(9,120.8)	-3.3%	(2,176.6)	(2,467.2)	13.4%	(11,604.2)	(11,588.0)	-0.1%	(2,304.3)	(2,502.2)	-3.1%	(4,277.8)	(4,777.6)	18.7%	(1,932.7)	(2,124.0)	-1.2%	(20,119.0)	(20,991.9)	3.4%
% of total	46.9%	43.4%		10.8%	11.8%		57.7%	55.2%		11.5%	11.9%		21.3%	22.8%		9.6%	10.1%		100.0%	100.0%
Gross profit	9,571.3	9,869.6	3.1%	1,752.0	1,818.5	3.8%	11,323.2	11,688.1	3.2%	2,590.4	2,939.3	0.8%	3,732.8	4,053.6	24.2%	2,555.1	2,914.7	2.7%	20,201.5	21,595.7	6.7%
% of total	47.4%	45.7%		8.7%	8.4%		56.1%	54.1%		12.8%	13.6%		18.5%	18.8%		12.6%	13.5%		100.0%	100.0%
SG&A	(6,270.0)	(6,143.3)	-2.0%	(1,069.4)	(1,112.9)	4.1%	(7,339.3)	(7,256.2)	-1.1%	(998.1)	(1,065.2)	-6.0%	(2,351.4)	(2,487.1)	16.9%	(1,631.8)	(1,806.6)	-0.4%	(12,320.6)	(12,615.1)	2.0%
% of total	50.9%	48.7%		8.7%	8.8%		59.6%	57.5%		8.1%	8.4%		19.1%	19.7%		13.2%	14.3%		100.0%	100.0%
Other operating income/(expenses)	897.5	920.6	2.1%	208.2	255.0	23.2%	1,105.6	1,175.6	6.1%	6.2	(2.9)	-125.5%	(7.6)	16.4	-71.2%	8.4	12.0	28.0%	1,112.6	1,201.1	6.1%
% of total	80.7%	76.7%		18.7%	21.2%		99.4%	97.9%		0.6%	-0.2%		-0.7%	1.4%		0.8%	1.0%		100.0%	100.0%
Normalized Operating Profit	4,198.8	4,646.9	10.7%	890.8	960.6	7.8%	5,089.5	5,607.5	10.2%	1,598.5	1,871.1	4.5%	1,373.8	1,583.0	37.1%	931.7	1,120.1	8.4%	8,993.6	10,181.7	13.1%
% of total	46.7%	45.6%		9.9%	9.4%		56.6%	55.1%		17.8%	18.4%		15.3%	15.5%		10.4%	11.0%		100.0%	100.0%
Normalized EBITDA	6,072.3	6,500.7	7.0%	1,111.6	1,166.2	4.9%	7,183.9	7,666.9	6.7%	1,969.6	2,291.9	3.7%	2,003.0	2,223.4	31.5%	1,189.3	1,415.1	7.2%	12,345.8	13,597.4	10.3%
% of total	49.2%	47.8%		9.0%	8.6%		58.2%	56.4%		16.0%	16.9%		16.2%	16.4%		9.6%	10.4%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-49.6%	-48.0%		-55.4%	-57.6%		-50.6%	-49.8%		-47.1%	-46.0%		-53.4%	-54.1%		-43.1%	-42.2%		-49.9%	-49.3%
Gross profit	50.4%	52.0%		44.6%	42.4%		49.4%	50.2%		52.9%	54.0%		46.6%	45.9%		56.9%	57.8%		50.1%	50.7%
SG&A	-33.0%	-32.3%		-27.2%	-26.0%		-32.0%	-31.2%		-20.4%	-19.6%		-29.4%	-28.2%		-36.4%	-35.9%		-30.6%	-29.6%
Other operating income/(expenses)	4.7%	4.8%		5.3%	5.9%		4.8%	5.1%		0.1%	-0.1%		-0.1%	0.2%		0.2%	0.2%		2.8%	2.8%
Normalized Operating Profit	22.1%	24.5%		22.7%	22.4%		22.2%	24.1%		32.7%	34.4%		17.2%	17.9%		20.8%	22.2%		22.3%	23.9%
Normalized EBITDA	32.0%	34.2%		28.3%	27.2%		31.3%	32.9%		40.2%	42.1%		25.0%	25.2%		26.5%	28.1%		30.6%	31.9%

Per hectoliter - (R$/hl)
Net revenue	422.3	439.6	4.1%	236.6	253.6	7.2%	372.2	387.3	4.0%	822.7	958.8	3.7%	544.1	589.1	19.1%	1,074.2	1,222.2	2.3%	466.4	501.7	7.0%
COGS	(209.5)	(211.1)	0.8%	(131.1)	(146.0)	11.4%	(188.4)	(192.8)	2.3%	(387.3)	(440.9)	1.6%	(290.6)	(318.7)	16.5%	(462.6)	(515.2)	0.1%	(232.7)	(247.3)	5.3%
Gross profit	212.7	228.5	7.4%	105.5	107.6	2.0%	183.8	194.5	5.8%	435.4	517.9	5.6%	253.5	270.4	22.0%	611.6	707.0	4.0%	233.7	254.4	8.7%
SG&A	(139.4)	(142.2)	2.0%	(64.4)	(65.9)	2.3%	(119.2)	(120.7)	1.3%	(167.8)	(187.7)	-1.4%	(159.7)	(165.9)	14.8%	(390.6)	(438.2)	0.9%	(142.5)	(148.6)	3.9%
Other operating income/(expenses)	19.9	21.3	6.4%	12.5	15.1	21.0%	18.0	19.6	8.8%	1.0	(0.5)	-126.7%	(0.5)	1.1	-71.7%	2.0	2.9	29.7%	12.9	14.1	8.0%
Normalized Operating Profit	93.3	107.6	15.3%	53.7	56.9	5.9%	82.6	93.3	12.9%	268.7	329.7	9.5%	93.3	105.6	34.7%	223.0	271.7	9.7%	104.0	119.9	15.2%
Normalized EBITDA	135.0	150.5	11.5%	67.0	69.0	3.0%	116.6	127.6	9.4%	331.1	403.9	8.8%	136.0	148.3	29.1%	284.7	343.3	8.6%	142.8	160.2	12.3%

ambev.com.br	Press Release – July 31, 2025

Page |24

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2024	June 30, 2025

Assets
Current assets
Cash and cash equivalents	28,595.7	16,404.0
Investment securities	1,242.0	1,120.6
Trade receivables	6,269.9	5,086.8
Derivative financial instruments	1,218.6	261.5
Inventories	11,689.8	11,351.6
Recoverable taxes	3,582.3	3,736.5
Other assets	1,557.7	2,139.2
Assets held for sale	-	691.7
	54,155.8	40,792.0

Non-current assets
Investment securities	184.5	103.5
Derivative financial instruments	-	4.8
Recoverable taxes	10,504.0	10,065.4
Deferred tax assets	8,691.7	8,882.2
Other assets	1,462.6	1,405.5
Employee benefits	70.5	27.9
Long term assets	20,913.2	20,489.3

Investments in joint ventures	395.4	359.1
Property, plant and equipment	30,170.2	27,478.8
Intangible	12,530.7	11,358.0
Goodwill	44,342.7	41,680.3
	108,352.2	101,365.6

Total assets	162,507.9	142,157.5

Equity and liabilities
Current liabilities
Trade payables	25,223.5	19,883.3
Derivative financial instruments	204.7	921.0
Interest-bearing loans and borrowings	1,276.4	1,100.6
Payroll and social security payables	2,779.8	2,136.5
Dividends and interest on shareholder´s equity payable	8,487.2	3,813.0
Income tax and social contribution payable	1,941.5	1,659.4
Taxes and contributions payable	5,648.4	3,543.8
Put option granted on subsidiaries and other liabilities	3,386.2	3,143.0
Provisions	440.9	536.4
Liabilities associated with assets held for sale	-	135.3
	49,388.7	36,872.2

Non-current liabilities
Trade payables	327.7	320.3
Derivative financial instruments	6.7	9.8
Interest-bearing loans and borrowings	2,176.3	2,057.2
Deferred tax liabilities	5,007.7	4,219.5
Income tax and social contribution payable	1,372.4	1,199.0
Taxes and contributions payable	597.4	631.3
Put option granted on subsidiary and other liabilities	1,142.8	1,142.5
Provisions	670.9	478.6
Employee benefits	2,236.7	2,016.1
	13,538.7	12,074.3

Total liabilities	62,927.4	48,946.6

Equity
Issued capital	58,226.0	58,275.7
Reserves	108,973.4	106,808.2
Comprehensive income	(68,557.3)	(76,937.1)
Retained earnings	-	4,324.8
Equity attributable to equity holders of Ambev	98,642.1	92,471.6
Non-controlling interests	938.4	739.3
Total Equity	99,580.5	93,211.0

Total equity and liabilities	162,507.9	142,157.5

ambev.com.br	Press Release – July 31, 2025

Page |25

CONSOLIDATED INCOME STATEMENT	2Q24	2Q25	HY24	HY25
R$ million

Net revenue	20,044.2	20,090.2	40,320.5	42,587.6
Cost of goods sold	(10,060.0)	(10,046.1)	(20,119.0)	(20,991.9)
Gross profit	9,984.2	10,044.1	20,201.5	21,595.7

Distribution expenses	(2,750.5)	(2,580.3)	(5,441.5)	(5,457.0)
Sales and marketing expenses	(2,211.1)	(2,172.9)	(4,095.7)	(4,242.8)
Administrative expenses	(1,451.0)	(1,426.3)	(2,783.4)	(2,915.2)
Other operating income/(expenses)	519.6	585.9	1,112.6	1,201.1

Normalized Operating Profit	4,091.2	4,450.3	8,993.6	10,181.7

Exceptional items	(11.7)	(51.2)	(29.3)	(72.6)

Income from operations	4,079.4	4,399.1	8,964.3	10,109.1

Net finance results	(616.2)	(974.0)	(1,022.2)	(1,830.4)
Share of results of joint ventures	(31.5)	(5.5)	(35.0)	(2.7)

Profit before income tax	3,431.8	3,419.7	7,907.1	8,276.0

Income tax expense	(979.9)	(629.1)	(1,651.0)	(1,680.8)

Profit	2,451.9	2,790.6	6,256.1	6,595.2
Equity holders of Ambev	2,396.3	2,717.7	6,096.6	6,411.7
Non-controlling interest	55.6	72.8	159.5	183.5

Basic earnings per share (R$)	0.15	0.17	0.39	0.41
Diluted earnings per share (R$)	0.15	0.17	0.39	0.41

Normalized Profit	2,459.1	2,832.7	6,276.3	6,652.9

Normalized basic earnings per share (R$)	0.15	0.18	0.39	0.41
Normalized diluted earnings per share (R$)	0.15	0.18	0.39	0.41

Nº of basic shares outstanding (million of shares)	15,734.2	15,613.2	15,741.5	15,638.7
Nº of diluted shares outstanding (million of shares)	15,821.6	15,685.6	15,828.9	15,711.1

ambev.com.br	Press Release – July 31, 2025

Page |26

CONSOLIDATED STATEMENT OF CASH FLOWS	2Q24	2Q25	HY24	HY25
R$ million

Profit	2,451.9	2,790.6	6,256.1	6,595.2
Depreciation, amortization and impairment	1,719.9	1,702.4	3,352.2	3,415.7
Impairment losses on receivables and inventories	82.3	59.7	177.3	139.1
Additions/(reversals) in provisions and employee benefits	75.3	80.5	131.0	199.6
Net finance cost	616.2	974.0	1,022.2	1,830.4
Loss/(gain) on sale of property, plant and equipment and intangible assets	(21.2)	(29.5)	(41.9)	(62.1)
Equity-settled share-based payment expense	83.2	107.1	184.5	206.1
Income tax expense	979.9	629.1	1,651.0	1,680.8
Share of result of joint ventures	31.5	5.5	35.0	2.7
Hedge operations	(136.5)	(111.5)	(29.5)	(697.5)
Cash flow from operating activities before changes in working capital and provisions	5,882.4	6,207.9	12,737.9	13,310.0
(Increase)/decrease in trade and other receivables	(370.8)	208.7	(284.0)	921.3
(Increase)/decrease in inventories	(357.9)	457.2	(1,349.4)	(555.2)
Increase/(decrease) in trade and other payables	(1,308.6)	(2,931.2)	(4,373.3)	(6,976.3)
Cash generated from operations	3,845.2	3,942.7	6,731.2	6,699.9
Interest paid	(126.9)	(141.8)	(270.7)	(379.3)
Interest received	361.9	282.8	752.7	649.5
Dividends received	4.7	2.5	11.4	7.0
Income tax and social contributions paid	(726.7)	(1,036.1)	(3,148.2)	(2,723.1)
Cash flow from operating activities	3,358.1	3,050.0	4,076.3	4,254.0

Proceeds from sale of property, plant, equipment and intangible assets	54.7	34.6	91.0	66.7
Acquisition of property, plant, equipment and intangible assets	(1,028.1)	(1,088.2)	(2,044.0)	(1,916.4)
Acquisition of subsidiaries, net of cash acquired	3.8	0.1	3.6	(40.2)
(Investments)/net proceeds of debt securities	(109.5)	91.2	(909.2)	142.4
Net proceeds/(acquisition) of other assets	-	1.1	-	1.7
Cash flow used in investing activities	(1,079.1)	(961.3)	(2,858.7)	(1,745.7)

Capital increase/(reduction) in associates and subsidiaries	-	(2.1)	17.5	21.6
Capital increase/(decreases) in non-controling	(1.3)	-	(1.3)	-
Proceeds/(repurchase) of shares	(291.1)	(774.6)	(367.3)	(1,831.1)
Acquisition of non-controlling interests	(2.9)	-	(1,717.0)	-
Proceeds from borrowings	20.4	42.9	433.2	50.7
Repayment of borrowings	(444.5)	(42.2)	(507.8)	(91.4)
Cash net finance costs other than interests	(547.7)	(810.9)	(1,093.8)	(1,650.1)
Payment of lease liabilities	(346.1)	(292.3)	(667.3)	(594.3)
Dividends and interest on shareholders’ equity paid	(86.0)	(2,080.6)	(97.6)	(8,692.0)
Cash flow from financing activities	(1,699.2)	(3,959.7)	(4,001.3)	(12,786.6)

Net increase/(decrease) in Cash and cash equivalents	579.8	(1,871.0)	(2,783.7)	(10,278.3)
Cash and cash equivalents at the beginning of the year	12,844.5	19,118.4	16,059.0	28,595.7
Effect of exchange rate fluctuations	730.1	(843.4)	879.1	(1,913.3)
Cash and cash equivalents at the end of the year	14,154.4	16,404.0	14,154.4	16,404.0

ambev.com.br	Press Release – July 31, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer